BANK OF AMERICA CORPORATION

LIMITED POWER OF ATTORNEY

BANK OF AMERICA CORPORATION, a Delaware corporation (the "Corporation"),does hereby make, constitute, and appoint each of David Oldfield, Marie Andre, Andres Ortiz Custodio, Kamil Dziedzic, Kelvin Kwok, Frank Lui, Ben Tsoi, James Todd, Michelle Wong, and Monica Yako as an attorney-in-fact for the Corporation acting for the Corporation and in the Corporation's name, place and stead ,for the Corporation's use and benefit, to bind the Corporation by their execution of those agreements, forms and documents related to Section 13 and 16 of the Securities Exchange Act 1934,other large shareholder, short position and takeover regulatory reporting requirements in other jurisdictions; as well as shareholding disclosures required by issuer's Article of Association.

Any documents executed by an attorney-in-fact in accordance with this Limited Power of Attorney shall fully bind and commit the Corporation and all other parties to such documents may rely upon the execution thereof by the attorney-in fact as if executed by the Corporation and as the true and lawful act of the Corporation.

This Limited Power of Attorney shall automatically terminate as to the authority of David Oldfield, Marie Andre, Andres Ortiz Custodio, Kamil Dziedzic, Kelvin Kwok, Frank Lui, Ben Tsoi, James Todd, Michelle Wong, and Monica Yako upon the earlier of the date period of 12 months from the date hereof or the attorney-in-fact's resignation or termination from or transfer out of the Global Markets Non-Financial Regulatory Reporting Department; however, any such resignation, termination or transfer shall have no impact on any documents or instruments executed by any attorney-in-fact named above for the Corporation prior to such resignation, termination or transfer.

This Limited Power of Attorney shall revoke the Limited Power of Attorney executed by the Corporation on May 5th, 2025; however, such revocation shall have no impact on any actions taken pursuant to that Power of Attorney.

IN WITNESS WHEREOF, this Power of Attorney has been executed and delivered by the Corporation to the Attorney-in-Fact on this 5th day of May,2025.

BANK OF AMERICA CORPORATION

By:/s/ Ellen A. Perrin
Ellen A. Perrin
Associate General Counsel, Senior Vice
President and Assistant Secretary